October 1, 2013

VIA EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RadNet, Inc. Form 10-K for the Year Ended December 31, 2012 Filed March 18, 2013 Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012 Filed April 1, 2013 File No. 001-33307

Ms. Jenkins:

RadNet, Inc., a Delaware corporation (the “Company”), received a comment letter of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission dated September 20, 2013 (the “Comment Letter”) relating to the above-referenced reports of the Company.

As a representative of the Company indicated to Ms. Moosariparambil earlier this week, the Company is unable to respond to the Comment Letter within 10 business days as requested in the Comment Letter. The Company needs additional time to prepare a full and complete response. The Company intends to respond as soon as practicable, but in no event later than October 11, 2013.

The Company appreciates your comments and requests that you contact the undersigned at (310) 445-2800 or Linda Michaelson of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (310) 228-3711 if you have any questions, or if we can be of any assistance.

Sincerely, RadNet, Inc. /s/ Mark D. Stolper Mark D. Stolper Chief Financial Officer

cc:	Myra Moosariparambil, Staff Accountant Dean Suehiro, Senior Staff Accountant Linda Michaelson, Esq. (via email)